SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 30, 2018

Precision Therapeutics Inc.

(Exact name of registrant as specified in charter)

Delaware	001-36790	33-1007393
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

(Address of principal executive offices)

(651) 389-4800

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Effective as of November 30, 2018, Carl Schwartz made an investment of $370,000 in Precision Therapeutics Inc. (the “Company”) and received a Promissory Note (the “Note”) and a Common Stock Purchase Warrant (the “Warrant”). The Note is currently in the principal amount of $370,000. Dr. Schwartz will make another investment of $130,000 on a mutually agreed date, at which time the total principal amount will be $500,000. The Note bears interest at the rate of eight percent (8%) per annum on the principal amount. The maturity date for the Note shall be the earlier of (a) the date five (5) business days after the closing of the Company’s sale of equity or debt securities of the Company resulting in gross proceeds of at least $1,000,000, or (b) twelve (12) months from the date that the Note is issued, and is the date upon which the principal sum, as well as any accrued and unpaid interest and other fees, shall be due and payable.

As additional consideration for the investment, the Company issued the Warrant for a prorated number of shares of common stock based upon each tranche funded, which number is currently 221,292 warrant shares, and will be 299,043 warrant shares (representing an additional 77,751 warrant shares) at the time that the second tranche of $130,000 under the Note is funded. The exercise price is $0.836 per share, which was 110% of the closing sale price of the common stock on the date of issuance. The Warrant is exercisable beginning on the sixth month anniversary of the date of issuance through the fifth-year anniversary thereof.

The foregoing description of the Note and the Warrant is qualified in its entirety by reference thereto, which are filed as Exhibits 4.1 and 10.1 to this Current Report and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

4.1	Common Stock Purchase Warrant issued to Carl Schwartz dated November 30, 2018

10.1	Promissory Note issued to Carl Schwartz dated November 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 7, 2018

PRECISION THERAPEUTICS INC.

By:	/s/ Bob Myers
Bob Myers
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

4.1	Common Stock Purchase Warrant issued to Carl Schwartz dated November 30, 2018

10.1	Promissory Note issued to Carl Schwartz dated November 30, 2018